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                                                               November 11, 2003

The Israel Corporation Ltd. (the "Safety Net Obligor")
Bank Hapolaim B.M.
Bank Leumi Le-Israel B.M.

Dear Sir or Madam,


                   Re: Undertaking to Complete Rights Offering


         We irrevocably undertake that should we fail to meet any of our financing obligations under clause 16.27.2 of the Facility Agreement by and among Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. (together: "the Banks") and us, dated January 18, 2001, as amended (the "Facility Agreement") and should the Banks send a Contribution Notice (as defined in the Facility Agreement), as amended by the Seventh Amendment thereto and subject to the terms of the Facility Agreement, provided that the Safety Net Undertaking has not been terminated, we will complete a rights offering (subject to compliance with applicable laws) (a "Rights Offering") within three months of the date of the Contribution Notice on the following terms:

     o The amount of a Rights Offering shall not be less than the amount required under the Contribution Notice, which amount shall not exceed the difference between what we were obliged to raise under clause
         16.27.2 through the date of said Contribution Notice and the amount actually raised (the "Amount to be Raised").

     o We will offer convertible securities to all of our shareholders in units comprised of convertible debentures ("CD" or "CDs", as applicable) convertible into, and warrants (the "Warrants" and, together with the CDs the "Units") exercisable for, our ordinary shares such that the Warrants included in each unit will be exercisable for a number of shares equal to 45% of the number of shares which may be issued on the basis of an assumed conversion of the CDs included in such units.

     o The CDs will contain such terms and conditions so as to constitute Equity Convertible Debentures (as defined in the Facility Agreement), save that clause 1.118(a) of the Facility Agreement shall not apply and no deposit shall be required to be made pursuant to clause 1.118(e) of the Facility Agreement, and, for the removal of doubt, the amount of which shall not be limited, and subject to such other terms as set forth in the Facility Agreement. We shall pay all stamp tax (if due), VAT on interest and linkage differentials relating to the CD's.

     o Each CD will bear interest at the rate of 6% per year; 1% interest will be payable once a year and the balance of such interest (5%) will accrue until the maturity of the CDs on a compound basis, which maturity shall be a date no earlier than December 31, 2009, any such payment of principal and interest to be subject to the terms and conditions of the Facility Agreement.

     o The CDs will be convertible into our ordinary shares (principal and compounded interest) at a rate equal to the Amount to be Raised plus

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         the accumulated unpaid interest at such time of conversion divided by the lower of: (a) 50% discount of the trading price for the ordinary shares of Tower on Nasdaq (or such other stock exchange or quotation system on which Tower's ordinary shares are listed in the event that they cease to be traded on Nasdaq) (Nasdaq or such alternative stock exchange or quotation system, the "Stock Exchange") at the close of trading on the trading day immediately prior to the date of the prospectus relating to the Rights Offering or (b) 50% discount of the average trading price for the ordinary shares of Tower on the Stock Exchange during the fifteen (15) consecutive trading days preceding the date of the prospectus relating to the Rights Offering.

     o Each Warrant will be exercisable into one of our ordinary shares at such exercise price which is equivalent to 80% of the lower of: (a) the trading price for the ordinary shares of Tower on the Stock Exchange at the close of trading on the trading day immediately prior to the date of the prospectus relating to the Rights Offering or (b) the average trading price for the ordinary shares of Tower on the Stock Exchange during the fifteen (15) consecutive trading days preceding the date of the prospectus relating to the of the Rights Offering.

     o   The Warrants shall expire five years from their date of issuance.

     o In consideration of the Safety Net Obligor's commitment to execute the Safety Net Investment, we shall pay such Safety Net Obligor a fee to be agreed to between us and the Safety Net Obligor, provided that (a) the terms of such fee are approved by our audit committee and board of directors and (b) said fee shall be satisfied only by the issue of Warrants exercisable into shares of the Company.


We understand and agree that the Safety Net Obligor will procure that it or Safety Net Investors will invest in Tower in accordance with Section 3.2 of the Safety Net Undertaking (as defined in the Facility Agreement) addressed to the Banks and agree to take all actions to facilitate compliance by the Safety Net Obligor with the Safety Net Undertaking, including but not limited to, if necessary, increasing the authorized capital and completing a private placement on substantially the same terms and conditions that would have applied to the Rights Offering, if necessary. We hereby agree that the giving by the Safety Net Obligor of its Undertaking to the Banks shall not vest any rights in us, our shareholders or any third party nor any obligations in favour of us, our shareholders or any third party.

We confirm that should we fail to file a registration statement with the United States Securities and Exchange Commission ((hereinafter: the "SEC") within 12 (twelve) Business Days of the date a Contribution Notice is given by the Banks as described in Section 3.1 above, or fail promptly to respond, to the satisfaction of the staff of the SEC, to SEC staff comments with respect to said registration statement, or fail promptly to take all actions required by all applicable jurisdictions in which shareholders of Tower are resident to qualify said rights offering in such jurisdiction, including, without limitation, Israel and applicable states within the United States, or otherwise fail to diligently proceed with the rights offering, and any such failure is attributed by us or our counsel to one or more legal impediments, then we or any of, the Company or the Banks may request that Aaron Lampert, Adv. (or failing him Cliff


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Felig, Adv.) (hereinafter: the "Expert"), within 2 (two) weeks of the date requested to do so by any of us, the Company and the Banks, confirm whether or not the Rights Offering may legally proceed, notwithstanding the legal impediment or impediments cited by us. We agree that if the Expert confirms that the Rights Offering may legally proceed, we undertake, pursuant to this undertaking, promptly to cure such failures, in consultation with the Expert, and complete the Rights Offering in accordance with this undertaking. We further undertake to bear the reasonable fees of, and reasonable costs incurred by, the Expert in providing his confirmation as aforesaid.

We further agree that we will indemnify the Safety Net Obligor and/or its subsidiary, Israel Corporation Technologies (ICTech) Ltd., jointly but not severally, (the "Indemnified Party"), subject to the Safety Net Undertaking coming into effect, from and against any claims, actions, suits, proceedings, damages and liabilities awarded thereunder and expenses in relation to such claims, actions, suits, or proceedings (including reasonable legal fees) based on a final judgment by a competent court which is not subject to appeal (the "Judgment") incurred by the Indemnified Party arising out of its giving the Safety Net Undertaking or the making of a Safety Net Investment (collectively, "Losses"). We shall not, however, be liable under the foregoing indemnity to the extent that any such Losses result from the gross negligence, willful misconduct, or bad faith of any of the Safety Net Obligor and/or Israel Corporation Technologies (ICTech) Ltd. The foregoing indemnity shall be limited to maximum payments aggregating no more than $100,000,000 (one hundred million US dollars) (the "Maximum Amount"), whose terms of payment are subject to the below conditions, and will be the exclusive monetary remedy of the Indemnified Party.

In addition to the condition that the maximum aggregate payments shall not exceed the Maximum Amount, payments under this indemnity shall be subject to the following conditions:

     1) (a) On account of any requirement to make a payment to the Indemnified Party, we will pay to the Indemnified Party, within 60 (sixty) days from the date of the Judgment (the "Period"), in cash, equal to the Losses, up to the maximum aggregate amount of $25,000,000 (twenty five million US dollars) (the "Base Payment").

         (b) If on account of any requirement to make a payment, the Base Payment does not satisfy our indemnification obligation hereunder with respect thereto (the "Completing Amount"), the Completing Amount will accrue interest from the date of the Judgment at a rate per annum equal to three-month LIBOR plus 2.5% (such interest accruing from day to day and calculated on the basis of the actual number of days elapsed and a 360 (three hundred and sixty) day year. Such interest and principal to be paid by us in equal installments, on the dates that we actually pay the Banks in accordance with the repayment schedule for Loans (other than Safety Net Loans) (as such terms are defined in the Facility Agreement) beginning no earlier than the next repayment date following the date of the Judgment and ending on the Final Maturity Date (as such term is defined in the


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         Facility Agreement) (as amended from time to time).

     2) Notwithstanding anything herein, should we have adequate insurance that will cover an amount of any of our indemnification payment obligations, then we have the option to make any such payment in full or any lesser amount that we choose without regard to the conditions set forth in clause 1)(a) above, but at all times, without derogating from the condition that the maximum aggregate payments shall not exceed the Maximum Amount.

If any of the Safety Net Obligor or Israel Corporation Technologies (ICTech) Ltd. becomes aware of any claim, action, suit, or proceeding which may give rise to a liability hereunder, such person will promptly give notice thereof to us in writing. Without our prior written consent, which shall not be unreasonably withheld, the Indemnified Party may not agree to any settlement or compromise of any claim, action, suit, or proceeding involving a payment for which it intends to seek indemnification hereunder. We will make our best commercial efforts to obtain insurance with respect to our aforegoing indemnification undertaking.

We hereby confirm that all corporate action to be taken by us (including by our Board of Directors, Audit Committee and by our shareholders) in order to approve the contents of this undertaking has been duly and properly obtained or will be obtained prior to the Seventh Amendment Closing Date. Notwithstanding the previous sentence, this undertaking, including our indemnification obligations as set forth above, is subject to our obtaining shareholder approval in accordance with law.

This undertaking is being made to you pursuant to clause 16.34 of the Facility Agreement.











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Sincerely,



___________________________

Carmel Vernia, Chairman and Acting CEO
Tower Semiconductor Ltd.

Acknowledged and agreed:

___________________________

The Israel Corporation Ltd.

By:    __________________

Title: __________________

Acknowledged and agreed:

___________________________

Bank Hapoalim B.M.

By:    __________________

Title: __________________

Acknowledged and agreed:

___________________________

Bank Leumi Le-Israel B.M.

By:    __________________

Title: __________________








           [Signature Page - Undertaking to Complete Rights Offering]